Exhibit 12.1

Nara Bancorp, Inc.

Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

	For the Year ended December 31,
(Dollars in thousands)	2009	2008	2007	2006	2005

Earnings excluding interest on deposits(1):
Earnings (losses) before income tax provision (benefit)	$(11,922)	$4,380	$55,798	$56,203	$45,668
Fixed charges	17,210	18,709	12,666	7,494	6,645

	$5,288	$23,089	$68,464	$63,697	$52,313

Preferred dividends and discount accretion(2):	$7,904	$693	$—	$—	$—

Fixed charges(1):
Interest on borrowings	$13,041	$13,932	$6,988	$2,311	$2,090
Interest on long-term debt, including amortization of debt issuance costs	2,055	2,845	3,750	3,389	2,901
Portion of long-term lease expense representative of the interest factor(3)	2,114	1,932	1,928	1,794	1,654

	$17,210	$18,709	$12,666	$7,494	$6,645

Ratio of earnings (losses) to fixed charges	0.31	1.23	5.41	8.50	7.87

Ratio of earnings (losses) to fixed charges and preferred dividends and discount accretion	0.21	1.19	5.41	8.50	7.87

Earnings including interest on deposits(1):
Earnings (losses) before income tax provision (benefit)	$(11,922)	$4,380	$55,798	$56,203	$45,668
Fixed charges	67,846	72,789	80,913	63,051	39,343

	$55,924	$77,169	$136,711	$119,254	$85,011

Preferred dividends and discount accretion(2):	$7,904	$693	$—	$—	$—

Fixed charges(1):
Interest on borrowings and deposits	$63,677	$68,012	$75,235	$57,868	$34,788
Interest on long-term debt, including amortization of debt issuance costs	2,055	2,845	3,750	3,389	2,901
Portion of long-term lease expense representative of the interest factor(3)	2,114	1,932	1,928	1,794	1,654

	$67,846	$72,789	$80,913	$63,051	$39,343

Ratio of earnings (losses) to fixed charges	0.82	1.06	1.69	1.89	2.16

Ratio of earnings (losses) to fixed charges and preferred dividends and discount accretion	0.74	1.05	1.69	1.89	2.16

(1)	As defined in Item 503(d) of Regulation S-K
(2)	Increased to amounts representing the pretax earnings (losses) that would be required to cover such dividend requirements.
(3)	The interest factor is estimated to be one-third of long-term lease expense.